April 30, 2018

Feng Zhou
Chief Executive Officer
China SXT Pharmaceuticals, Inc.
178 Taidong Rd North, Taizhou
Jiangsu, China

       Re: China SXT Pharmaceuticals, Inc.
           Amendment No. 4 to Registration Statement on Form F-1
           Filed April 20, 2018
           File No. 333-221899

Dear Mr. Zhou:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 9, 2018 letter.

Amendment No. 4 to Form F-1

Overview, page 1

1. Please revise the first paragraph of this section on page 1 to include the disclosure added to page 59 that your research and development did not change the medical effects of available generic products in any significant way.
 Feng Zhou
China SXT Pharmaceuticals, Inc.
April 30, 2018
Page 2
I. Organization and Principal Activities
Restructuring and Share Issuance, page F-7

2. We have reviewed your response to prior comment 35 from our letter dated December 30,
      2017. Please address the following:
        On page 6 of your F-1/A you indicate that the company was founded in 2005. Tell us why you consider the 20 million shares issued in July and October of 2017 to be founders shares considering they were issued twelve years after the date of the company's founding.
        For each share issuance comprising the total 20 million shares, as listed on page
         100, tell us the specific reason(s) the shares were issued; and Bridge the gap between the .01 purchase price of the 20 million founders shares and
         your proposed $4 per share offering price (i.e. describe the specific events that support the increase in share price).
General

3. Please revise footnote 3 to the fee table on the cover page of the registration statement to remove the statement that the 375,000 Ordinary Shares subject to the underwriter's over-
      subscription option are covered by Rule 416. Rule 416 does not apply to shares issuable upon the exercise of an over-subscription option.
4. Please file a signed and dated legal opinion. We note that Exhibit 5.1 filed with this amendment appears to be a draft that contains blanks and is not signed or dated.
       You may contact Christine Torney at 202-551-3652 or Sharon Blume at 202-551-3474 if
you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at 202-551-6761 or Mary Beth Breslin at 202-551-3625 with any other questions.


FirstName LastNameFeng Zhou
                                                             Division of
Corporation Finance
Comapany NameChina SXT Pharmaceuticals, Inc.
                                                             Office of
Healthcare & Insurance
June 16, 2017 Page 2
cc: Joan Wu
FirstName LastName